September 22, 2005


Mail Stop 4561

Mr. Dinesh Maniar
Chief Financial Officer
Montgomery Realty Group, Inc.
400 Oyster Point Blvd, Suite 415
San Francisco, CA 94080

Re:	Montgomery Realty Group, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed August 23, 2005
	File No. 0-30724

Dear Mr. Maniar:

      We have reviewed your filing and have the following comments.
In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Description of Business and Property

Front Street Office Building, page 16

1. Please explain to us how you considered the guidance in SFAS 34 and SFAS 67 in capitalizing interest, property taxes, and insurance related to vacant office space when no construction, development or renovation appears to be underway. Please address each of the conditions in paragraph 17 of SFAS 34 in your response. We also refer you to paragraph 10(b) of SFAS 34.




Financial Statements

Note 6 - Income Taxes, page F-12

2. Please describe the evidence you evaluated in concluding that a valuation allowance is not needed in light of your cumulative losses and uncertainties related to some of your investments (e.g. Keker &
Van Nest Office Building dispute).  Refer to paragraph 23 of SFAS
109.

Form 10-QSB for the quarters ended March 31, 2005 and June 30,
2005

3. Please tell us when you intend to file your Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005. We note your disclosure in your Form NT 10-Q that the delay was pending the filing of your Form 10-KSB which has recently been filed.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
Mr. Dinesh Maniar
Montgomery Realty Group, Inc.
September 22, 2005
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